Exhibit 99.1

Contact:		Fresenius Medical Care AG & Co. KGaA
Oliver Maier		Else-Kröner-Str.1
Phone:	+ 49 6172 609 2601	61352 Bad Homburg
Fax:	+ 49 6172 609 2301	Germany
www.fmc-ag.com
North America:
Terry L. Morris
Phone:	+ 1 800 948 2538
Fax:	+ 1 615 345 5605

E-mail:	ir@fmc-ag.com	September 07, 2011

Investor News

Fresenius Medical Care announces offering of senior notes

Bad Homburg, Germany – Fresenius Medical Care AG & Co. KGaA (“the company” or “Fresenius Medical Care”; Frankfurt Stock Exchange: FME / New York Stock Exchange: FMS), the world’s largest provider of dialysis products and services, today announced its intention to sell euro- and U.S. dollar-denominated senior unsecured notes (together the “senior notes”) with a maturity between 3 and 7 years. The offerings of the senior notes will be of a benchmark size. Proceeds from the offerings will be used for acquisitions, to refinance indebtedness and for general corporate purposes.

The euro-denominated senior notes will be issued by FMC Finance VIII S.A. and the dollar-denominated senior notes will be issued by Fresenius Medical Care US Finance II, Inc. Both issuers are wholly owned subsidiaries of the company. The senior notes will be offered through a private placement to institutional investors and will be guaranteed jointly and severally by the company and its subsidiaries, Fresenius Medical Care Holdings, Inc. and Fresenius Medical Care Deutschland GmbH.

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The proposed offering will not be registered under the Securities Act of 1933. The senior notes will be offered in the U.S. to “qualified institutional buyers” (QIBs) pursuant to the exemption from registration under Rule 144A of the Securities Act, and in exempted “offshore transactions” pursuant to Regulation S under the Securities Act. The senior notes may not be offered or sold in the U.S. unless registered under the Securities Act or pursuant to an applicable exemption from registration requirements.

Application has been made for admission of the senior notes to trading on the regulated market of the Luxembourg Stock Exchange.

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About Fresenius Medical Care
Fresenius Medical Care is the world's largest integrated provider of products and services for individuals undergoing dialysis because of chronic kidney failure, a condition that affects more than 2 million individuals worldwide. Through its network of 2,838 dialysis clinics in North America, Europe, Latin America, Asia-Pacific and Africa, Fresenius Medical Care provides dialysis treatment to 225,909 patients around the globe. Fresenius Medical Care is also the world's leading provider of dialysis products such as hemodialysis machines, dialyzers and related disposable products.

Disclaimer
This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA's reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release.

This release does not constitute or form part of, and should not be construed as, an offer or invitation to subscribe for, underwrite or otherwise acquire, any securities of FMC Finance VIII S.A., or Fresenius Medical Care US Finance II, Inc. or Fresenius Medical Care or any present or future member of its group nor should it or any part of it form the basis of, or be relied on in connection with, any contract to purchase or subscribe for any securities of FMC Finance VIII S.A. or Fresenius Medical Care US Finance II, Inc. or Fresenius Medical Care or any member of its group. In particular, this release is not an offer to sell or a solicitation of offers to purchase any securities in the United States of America (including its territories and possessions), and securities of FMC Finance VIII S.A. and Fresenius Medical Care US Finance II, Inc. and Fresenius Medical Care may not be offered or sold in the United States of America or to United States persons absent registration under the Securities Act of 1933, as amended, (which FMC Finance VIII S.A. and Fresenius Medical Care US Finance II, Inc. and Fresenius Medical Care do not intend to effect) or pursuant to an applicable exemption from registration.

The information contained in this release may not be issued or distributed in or into Canada, Australia or Japan and does not constitute an offer to sell nor an invitation to subscribe for, underwrite or otherwise acquire securities in Canada, Australia or Japan.

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